                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 Sheldahl, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   822440103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Louis A. Hecht, Esq.
                    Corporate Secretary and General Counsel
                               Molex Incorporated
                             2222 Wellington Court
                           Lisle, Illinois 60532-1682
                                 (630) 969-4550
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 10, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
     13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  822440103              13D                        PAGE  2 OF 5  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                              Molex Incorporated
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                                                              WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                                                       2,787,176
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                       2,787,176
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,787,176
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          19.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              CO
--------------------------------------------------------------------------------

CUSIP NO. 822440103                                                  Page 3 of 5


         This Amendment No. 3 to Schedule 13D amends below Items 4 and 7 of the
Schedule 13D as originally filed on August 10, 1998 (the "Original Schedule 13D") and subsequently amended by Amendment No. 1 to the Original Schedule 13D filed on January 31, 2000 (the "First Amendment") and Amendment No. 2 to the Original Schedule 13D filed on February 25, 2000 (the "Second Amendment"). Terms not defined in this Amendment No. 3 shall have the respective meanings given to such terms in the Original Schedule 13D, the First Amendment and the Second Amendment.



ITEM 4.  PURPOSE OF TRANSACTION

        As previously disclosed, Molex Incorporated ("Molex") and Sheldahl, Inc. (the "Company") commenced and are engaged in discussions regarding a potential acquisition of the Company by Molex. Molex and the Company previously entered into an agreement, dated February 17, 2000, pursuant to which the Company agreed to deal exclusively with Molex until March 10, 2000 and to pay $750,000 to Molex as an expense reimbursement under certain circumstances. Molex is continuing its due diligence review and evaluation, but has not offered to enter into any transaction with the Company or any of its stockholders or affiliates. Molex and the Company have not reached an agreement in principle, no definitive agreement has been entered into, and no assurances are given as to whether an offer will be made, an agreement will be reached or a transaction consummated, or as to the terms or conditions of any such offer or agreement.

         Molex may also purchase additional securities of the Company from time to time, which may result in acquiring control of the Company, or propose, or exercise its right of first refusal described in Item 6 of the First Amendment to, an extraordinary business transaction involving the Company, either itself, through entities under its control and/or in concert with others, either in open market transactions, in privately-negotiated transactions or otherwise depending on Molex's evaluation of the Company's business, prospects and financial condition, the market for the stock of the Company, the terms and conditions of the transaction, other opportunities available to Molex, prospects for Molex's own business, general market conditions, financial market conditions and other factors Molex may deem relevant to its investment decisions. Molex also may, subject to the transfer restrictions contained in the agreements discussed in
Item 6 of the First Amendment, either itself, through entities under its control and/or in concert with others, dispose of some or all of its investment in the Company depending on similar considerations. Such dispositions may be made from time to time in open market transactions, underwritten public offerings, privately-negotiated transactions or otherwise, on such terms and at such prices as Molex shall determine. A purchase or sale of additional securities of the Company by Molex may result in a change of control and/or a change in management and policies of the Company or lead to an extraordinary corporate transaction.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

CUSIP NO. 822440103                                                  Page 4 of 5

*1.      Certificate of Designation, Preferences and Rights of Series D
Convertible Preferred Stock of the Company, dated July 30, 1998.

*2.      Convertible Preferred Stock Purchase Agreement, dated as of July 30,
1998, among the Company, Molex and the other purchasers of Series D Covertible Preferred Stock set forth therein.

*3.      Warrant, dated as of July 30, 1998, issued by the Company to Molex.

*4.      Registration Rights Agreement, dated as of July 30, 1998, among the
Company, Molex and the other purchasers of Series D Convertible Preferred Stock set forth therein.

*5.      Amendment No. 1, dated as of July 25, 1998, to Rights Agreement, dated as of June 16, 1996, between the Company and Norwest Bank Minnesota, National Association.

*99.6    Certificate of Designation, Preferences and Rights of Series F
Convertible Preferred Stock of the Company, dated January 11, 2000.

*99.7    Convertible Preferred Stock Purchase Agreement, dated as of January 11,
2000, among the Company, Molex and the other purchaser of Series F Convertible Preferred Stock set forth therein.

*99.8    Warrant, dated as of January 11, 2000, issued by the Company to Molex.

*99.9    Registration Rights Agreement, dated as of January 11, 2000, among the
Company, Molex and the other purchaser of Series F Convertible Preferred Stock set forth therein.

*99.10   Agreement Relating to Sheldahl, dated November 18, 1998, by and between
Molex and the Company.

*99.11   Exclusive Letter Agreement, dated February 17, 2000.



         *      Previously filed

CUSIP NO. 822440103                                                  Page 5 of 5

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2000



/s/  LOUIS HECHT
-------------------------------------------
Name:       Louis Hecht
      -------------------------------------